Exhibit 5.1

November 7, 2016

AXIS Capital Holdings Limited

92 Pitts Bay Road

Pembroke, HM 08 Bermuda

Ladies and Gentlemen:

We have acted as United States counsel to AXIS Capital Holdings Limited, a Bermuda company (the “Company”), in connection with the Registration Statement on Form S-3 (the “Registration Statement”) filed by the Company, AXIS Specialty Finance LLC, a Delaware limited liability company, and AXIS Specialty Finance PLC, an English public company limited by shares, on January 16, 2014 (File No. 333-193384) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to, among other things, the issuance by the Company of an aggregate of 22,000,000 depositary shares (the “Depositary Shares”), each representing a 1/100th interest in a 5.50% Series E Preferred Share, par value $0.0125 per share (the “Preferred Stock”), with a liquidation preference of $2,500 per share (equivalent to $25 per Depositary Share), of the Company. In connection with the offering of the Depositary Shares, the 220,000 shares of Preferred Stock (the “Preferred Shares”) are to be deposited against delivery of a depositary receipt (the “Depositary Receipt”) representing the Depositary Shares to be issued by Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary (the “Depositary”), under a Deposit Agreement, dated as of November 7, 2016 (the “Deposit Agreement”), among the Company, the Depositary and the holders from time to time of the Depositary Shares issued thereunder. The Depositary Shares were sold pursuant to an Underwriting Agreement, dated October 31, 2016 (the “Underwriting Agreement”), between the Company and the several underwriters named therein.

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We have examined the Registration Statement, the Certificate of Designations dated November 7, 2016 establishing the terms of the Preferred Stock, the Underwriting Agreement, the Deposit Agreement and a copy of a global Depositary Receipt representing the Depositary Shares. We also have examined a copy of a specimen certificate representing the Preferred Stock of the Company. We also have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations, as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents.

We have further assumed that (1) the Company is validly existing under the law of Bermuda, (2) the Company has duly authorized, executed and delivered each of the Deposit Agreement, the Underwriting Agreement and the Certificate of Designations in accordance with its Certificate of Incorporation, Memorandum of Association and Amended and Restated Bye-Laws and the law of Bermuda, (3) the execution, delivery and performance of each of the Deposit Agreement, the Underwriting Agreement and the Certificate of Designations and the consummation of the transactions contemplated thereby do not violate the law of Bermuda or the applicable laws of any other jurisdiction, except that no such assumption is made with respect to

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the federal law of the United States or the law of the State of New York, and (4) the execution, delivery and performance of each of the Deposit Agreement, Underwriting Agreement and the Certificate of Designations and the consummation of the transactions contemplated thereby do not constitute a breach or violation of, or require any consent to be obtained under, any agreement or instrument which is binding upon the Company or its Certificate of Incorporation, Memorandum of Association and Amended and Restated Bye-Laws.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that, assuming the Deposit Agreement is the valid and legally binding obligation of the Depositary and the due execution by the Depositary and the registrar of the Depositary Receipt in accordance with the terms of the Deposit Agreement and upon the deposit of the Preferred Shares in accordance with the Deposit Agreement and the Underwriting Agreement, the Depositary Shares will represent legal and valid interests in the Preferred Shares and the Depositary Receipt will constitute valid evidence of such interests in the Preferred Shares and the holders thereof will be entitled to the rights and benefits of the Deposit Agreement.

Our opinion set forth above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), (iii) an implied covenant of good faith and fair dealing and (iv) the effects of the possible application of foreign laws or foreign governmental or judicial action affecting creditors’ rights.

We do not express any opinion herein concerning any law other than the law of the State of New York.

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We hereby consent to the filing of this opinion letter as Exhibit 5.1 to a Current Report on Form 8-K filed by the Company in respect of the offering of the Depositary Shares and to the use of our name under the caption “Legal Matters.”

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP